UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 4, 2025, Plutus Financial Group Limited, a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as representative of the underwriters, pursuant to which the Company agreed to sell to the underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 2,100,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share, for gross Offering proceeds of $8,400,000. The Company has also granted the underwriters a 45-day option to purchase up to an additional 315,000 Ordinary Shares to cover over-allotments, if any. The Offering is expected to close on February 6, 2025.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-276791), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on February 4, 2024. A final prospectus relating to this Offering will be filed with the Commission.

The net proceeds to the Company from the Offering, after deducting commissions, fees, and expenses, are expected to be approximately $6,488,000. The Company anticipates using the net proceeds from the Offering for: i) development of tailor-made software and applications for different aspects of its operations, including customer services, trading, wealth management, and portfolio construction and monitoring; ii) increasing its available funding for offering trading facilities solutions to customers, including margin trading, and IPO margin financing; and iii) expansion of its customer management and wealth management teams.

The Underwriting Agreement contains customary representations and warranties that the parties made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information regarding the parties. Investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On February 5, 2025, we released the press release furnished herewith as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2025	Plutus Financial Group Limited

	By:	/s/ Ting Kin Cheung
Ting Kin Cheung
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement
99.1	Press Release

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